FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

     Bema Gold Corporation (“Bema” or the “Corporation”)
     Suite 3100, Three Bentall Centre
     595 Burrard Street
     Vancouver, B.C. V7X 1J1
     Telephone: (604) 681-8371

Item 2:	Date of Material Change December 4, 2003

Item 3:

Press Release

The Press Release was disseminated on December 4, 2003 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX, AMEX-BGO, AIM-BAU) (“Bema”) and Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross") announce that their respective boards of directors have approved, subject to financing, the recommencement in 2004 of active gold production at the jointly owned Refugio heap leach mine located near Copiapo, Chile.

Item 5:

Full Description of Material Change

Bema and Kinross announce that their respective boards of directors have approved, subject to financing, the recommencement in 2004 of active gold production at the jointly owned Refugio heap leach mine located near Copiapo, Chile.

Compania Minera Maricunga (“CMM”) owns the Refugio mine and is held as to 50% by Bema and 50% by Kinross. The Refugio mine had been placed on care and maintenance in May 2001 due to low gold prices and has produced declining amounts of gold from residual leaching of existing heaps since that time. During the past year, a 56,000 metre drill program was successful in expanding reserves to justify a greater than 25% expansion of planned daily throughput compared to historic production levels. Initially the Verde pits are projected to produce 40,000 tonnes of ore per day which will be crushed and placed on the leach pads. Subsequently the new Pancho pit, expected to be mined at 35,000 tonnes of ore per day is expected to extend the mine-

life to approximately 10 years at an assumed gold price $350 per ounce. Life-of-mine annual gold production is projected to range from 230,000 to 260,000 ounces on a 100% basis at a total cash cost averaging approximately $225 per ounce.

Subsequent to financing, production is expected to recommence late in the fourth quarter of 2004. Initial capital costs on a 100% basis for the expanded project are estimated at approximately $71 million to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, a new mining fleet will be purchased and is anticipated to be financed through a capital lease of approximately $30 million. Major capital items include plant modifications and upgrades, a modest pre-stripping program and a 110-kilometre power line, connected to the Chilean power grid, which will replace the previous diesel generated power. Bema is currently evaluating various financing options for its 50% share of the capital requirements.

The combination of improved gold prices and expanded reserves have resulted in robust economics for the expanded project. At the base case gold price of $350 per ounce, the proven and probable reserves (100% basis) are estimated at 124,054,000 tonnes at a grade of 0.86 grams of gold per tonne for 3,433,000 ounces of gold. The base case project economics indicate a pre-tax internal rate of return (“IRR”) of almost 22% and a payback of approximately 3.8 years. The sensitivity analysis of the project economics yields an IRR of approximately 34% and a payback of 2.6 years at the current gold price of $400 per ounce.

The Qualified Persons under NI 43-101 for purposes of this disclosure are W. Hanson, P.Geo and R. Cooper, P.Eng, both of Kinross.

Item 6: Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information Not applicable

Item 8:

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre 595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 9th day of December, 2003.

“Roger Richer”

Roger Richer, Vice President of Administration,
General Counsel and Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NFLD]